FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: April 22, 2005	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer

WAVECOM S.A.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Wavecom S.A.

We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 2002, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of Wavecom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wavecom, S.A. at December 31, 2002, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

Represented by Jean-Yves Jégourel

Paris-La Défense, France
February 10, 2005

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WAVECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Years ended December 31,

	2002	2003	2004

Revenues:
Product sales	€549,543	€271,773	€149,974
Technology development and other services	1,546	3,855	1,580

Total revenues	551,089	275,628	151,554
Cost of revenues:
Cost of goods sold	371,919	168,465	107,134
Cost of services	4,709	4,704	8,391

Total cost of revenues	376,628	173,169	115,525

Gross profit	174,461	102,459	36,029
Operating expenses:
Research and development	64,093	62,123	47,083
Sales and marketing	26,600	27,766	15,685
General and administrative	26,163	39,141	30,122
Impairment of intangible assets	—	4,244	1,768
Restructuring costs	—	—	22,247
Deferred compensation amortization	1,587	205	—

Total operating expenses	118,443	133,479	116,905

Operating income (loss)	56,018	(31,020)	(80,876)
Other income (expense):
Gain on sales of long-term investments	—	—	1,166
Interest expense	(527)	(581)	(533)
Interest income	3,686	3,348	2,077
Foreign exchange losss	(10,857)	(2,065)	(578)

Income (loss) before minority interest and income taxes	48,320	(30,318)	(78,744)
Minority interest.	(323)	(38)	—

Income (loss) before income taxes	48,643	(30,280)	(78,744)
Income tax expense	6,556	861	13

Net income (loss)	€42,087	€(31,141)	€(78,757)

Basic net income (loss) per share	€2.82	€(2.06)	€(5.14)

Diluted net income (loss) per share	€2.74	€(2.06)	€(5.14)

Number of shares used for computing:
– basic net income (loss) per share	14,943,048	15,098,795	15,317,661
– diluted net income (loss) per share	15,348,985	15,098,795	15,317,661

See notes to financial statements

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WAVECOM S.A.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,

	Note	2002	2003	2004

ASSETS
Current assets:
Cash and cash equivalents		€119,416	€110,705	€53,318
Short-term investments		15,112	—	—
Accounts receivable (less allowance for doubtful accounts of €243, €1,866 and €3,233 at December 31, 2002, 2003 and 2004, respectively)		85,921	44,622	22,864
Inventory	3	30,205	33,809	16,409
Value added tax recoverable		6,430	2,235	1,102
Prepaid expenses and other current assets	5	9,335	11,442	5,481
Recoverable taxes		—	7,670	—
Deferred tax assets, current portion	12	3,889	1,059	—

Total current assets		270,308	211,542	99,174
Other assets:
Other intangible and tangible assets, net	4	29,624	27,862	12,617
Goodwill	6	4,807	—	—
Long-term investments		14,152	16,502	9,017
Other assets		5,102	9,410	5,295
Research tax credit	12	—	1,355	1,486
Deferred tax assets	12	8,041	8,558	9,617

Total assets		€332,034	€275,229	€137,206

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		€99,937	€85,995	€36,393
Accrued compensation		10,488	7,208	8,089
Other accrued expenses	8	36,367	35,655	32,217
Current portion of capitalized lease obligations	7	214	855	466
Deferred revenue and advances received from customers		4,100	1,420	820
Income tax payable		13,605	—	—
Other liabilities		179	71	731

Total current liabilities		164,890	131,204	78,716
Long-term liabilities:
Long-term portion of capitalized lease obligations	7	287	425	302
Other long-term liabilities		—	6,267	1,732

Total long-term liabilities		287	6,692	2,034

Minority interest		38	—	—
Commitments and contingencies		—	—	—
Shareholders’ equity:
Shares, €1 nominal value; 15,107,890 shares authorized, issued and outstanding at December 31, 2002; 15,342,789 shares authorized, issued and outstanding at December 31, 2003; 15,506,290 shares authorized, issued and outstanding at December 31, 2004		15,108	15,343	15,506
Additional paid in capital		135,954	136,460	137,039
Treasury stock at cost (156,345 shares at December 31, 2003 and 2004)		—	(1,312)	(1,312)
Deferred compensation		(975)	(323)	—
Retained earnings (deficit)		16,416	(14,587)	(93,344)
Accumulated other comprehensive income (loss)		316	1,752	(1,433)

Total shareholders’ equity		166,819	137,333	56,456

Total liabilities and shareholders’ equity		€332,034	€275,229	€137,206

See notes to financial statements

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WAVECOM S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)

							Accumulated Other Comprehensive Income (loss)	Total Shareholders’ Equity
	Shares		Additional paid in capital			Retained Earnings (Deficit)
				Treasury Stock	Deferred Compensation
	Shares	Amount

Balance at January 1, 2002	14,810,614	€14,811	€135,013	€—	€(2,991)	€(25,671)	€722	€121,884

Forfeiture of options and founders’ warrants			(5)		5
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			190		(190)
Amortization of deferred compensation					2,201			2,201
Issuance of shares in connection with the exercise of 154,075 founders’ warrants and 25,026 options at an exercise price of €2.29	179,101	179	231					410
Issuance of shares in connection with the exercise of 98,173 founders’ warrants and 15,318 options at an exercise price of €4.57	113,491	113	405					518
Issuance of shares in connection with the exercise of 4,684 options at an exercise price of €26.68	4,684	5	120					125
Comprehensive income:
Net income						42,087		42,087
Foreign currency translation							(406)	(406)

Total comprehensive income								41,681

Balance at December 31, 2002	15,107,890	15,108	135,954	—	(975)	16,416	316	166,819

Purchase of treasury stock				(1,312)				(1,312)
Repurchase of minority interest			(249)			138		(111)
Forfeiture of options and founders’ warrants			(116)		116			—
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			315		(315)			—
Amortization of deferred compensation					756			756
Issuance of shares in connection with the exercise of 123,979 founders’ warrants at an exercise price of €2.29	123,979	124	160					284
Issuance of shares in connection with the exercise of 101,096 founders’ warrants and 9,824 options at an exercise price of €4.57	110,920	111	396					507
Comprehensive income:
Net loss						(31,141)		(31,141)
Unrealized gain on financial instruments							4,135	4,135
Foreign currency translation					95		(2,699)	(2,604)

Total comprehensive loss								(24,349)

Balance at December 31, 2003	15,342,789	15,343	136,460	(1,312)	(323)	(14,587)	1,752	137,333

Amortization of deferred compensation					350			350
Issuance of shares in connection with the exercise of 2.388 founders’ warrants at an exercise price of €2.29	2,388	2	3					5
Issuance of shares in connection with the exercise of 155.616 founders’ warrants and 5.497 options at an exercise price of €4.57	161,113	161	576					737
Comprehensive income:
Net loss						(78,757)		(78,757)
Unrealized loss on financial instruments							(4,285)	(4,285)
Foreign currency translation					(27)		1,100	1,073

Total comprehensive loss								(81,969)

Balance at December 31, 2004	15,506,290	€15,506	€137,039	€(1,312)	€—	€(93,344)	€(1,433)	€56,456

See notes to financial statements

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WAVECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	€42,087	€(31,141)	€(78,757)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization of intangible and tangible assets	13,373	14,193	13,468
Impairment of intangible and tangible assets	—	4,244	4,313
Loss on sales and retirement of tangible assets	14	38	1,297
Gain on sales of long term investment	—	—	(1,166)
Amortization of deferred stock compensation and forfeitures of options and founders warrants	2,200	756	350
Minority interest	(323)	(38)	—
Deferred taxes	(11,931)	10,872	1,059
Changes in operating assets and liabilities:
Accounts receivable	(49,192)	29,909	20,318
Inventory	(17,539)	(5,092)	17,238
Value added tax recoverable	15,821	4,195	1,133
Research tax credit reimbursed	813	—	—
Prepaid expenses and other current assets	2,970	(5,369)	9,323
Recoverable taxes	—	(9,913)	(1,191)
Accounts payable and other accrued expenses	21,234	(3,652)	(50,701)
Accrued compensation	5,083	(3,710)	1,150
Deferred revenue and advances received from customers	1,887	(2,136)	(541)
Income tax payable	13,605	(13,605)	—
Other payables	(99)	59	(71)
Other	1,864	4,815	296

Net cash provided (used) by operating activities	41,867	(5,875)	(62,482)

Cash flows from investing activities:
Disposal (acquisition) of short-term investments	(12,104)	15,111	—
Disposal (acquisition) of long-term investments	(10,676)	(2,350)	7,004
Repurchase of minority interest in Arguin	—	(249)	(1,768)
Purchases of intangible and tangible assets	(27,307)	(11,241)	(2,554)
Proceeds from sale of intangible and tangible assets	177	76	758
Proceeds from sale of long-term investments	—	—	1,647

Net cash provided by (used in) investing activities	(49,910)	1,347	5,087

Cash flows from financing activities:
Repayment of loans	(488)	—
Principal payments on capital lease obligations	(237)	(743)	(954)
Purchases of treasury stock	—	(1,312)	—
Proceeds from exercise of stock options and founders’ warrants	1,054	791	742

Net cash provided by (used in) financing activities	329	(1,264)	(212)

Effect of exchange rate changes on cash and cash equivalents	(1,842)	(2,919)	220

Net decrease in cash and cash equivalents	(9,556)	(8,711)	(57,387)
Cash and cash equivalents, beginning of year	128,972	119,416	110,705

Cash and cash equivalents, end of year	€119,416	€110,705	€53,318

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	515	668	436
Income tax	462	21,296	146
Non-cash financing activities:
Equipment capital leases	321	1,597	458

See notes to financial statements

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WAVECOM S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of business and summary of significant accounting policies

Nature of business

Wavecom is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on Euronext (Eurolist), Paris in France and on the Nasdaq (National Market) exchange in the U.S. It provides the wireless market with complete technology solutions for vertical applications (including automobiles, industrial machine-to-machine, and mobile professional) and personal communications devices or “PCD” (including telephone handsets, a business line the Company exited in 2004). Wavecom’s complete solutions are based on GSM, GPRS and CDMA mobile communications standards and include products called the Wismo (Wireless Standard Module) which are compact standardized devices that contains substantially all of the software, hardware and other technology (including memory) needed to enable wireless communications targeting vertical applications. Wavecom also manufactures a line of wireless modems which also addresses vertical applications. Wavecom’s complete wireless solutions are sold via its direct sales force and a network of value added distributors and manufacturers representatives.

Starting in 2003, market competition had intensified substantially, particularly in Asia and Wavecom’s major customers became less dependent on our technology since they had improved their own wireless manufacturing capabilities. In addition, the Chinese domestic market for mobile telephones, our major customers’ principal market, increasingly demanded low-cost products, whereas the Company’s technology and pre-packages solutions were better adapted to high-end, feature-rich telephones. As a result, prices for Wavecom’s products and total revenues declined significantly.

Accordingly, in early 2004, Wavecom management put a new organization structure in place in order to position the Company to address these market changes. The new structure included the establishment of two business units; one dedicated to Personal Communications Devices applications and the other to vertical market applications. Later in 2004, Management announced a second restructuring plan aimed at significantly reducing our operating expenses primarily through headcount reductions. Finally, in September 2004, Management further restructured the organization to focus on accelerating growth in its vertical markets business and to announce the exit from the handset market and the termination of semiconductor development program. The Company’s new structure and restructuring plans has resulted in significant headcount reductions, primarily from the closure of the PCD business unit and the semiconductor design group, as well as reductions of support functions in Asia and France.

Basis of presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Wavecom S.A., its wholly-owned subsidiaries Wavecom, Inc. (a Delaware corporation) and Wavecom Asia Pacific Ltd. (a  Hong Kong corporation), both of which commenced operations in 1998; Wavecom Korea Co. Ltd and Wavecom Deutschland GmbH, branches transformed into subsidiaries in 2002; Wavecom Northern Europe Ltd (an English company) created in 2003 and Arguin Communications Inc. (61.88% controlling interest purchased in October 2000 increased to 100% during the year-ended December 31, 2004). Inter-company accounts and transactions have been eliminated in consolidation. Certain prior year amounts may have been reclassified to conform to current year presentation.

Foreign currency

The reporting currency of Wavecom, for all years presented, is the euro (€).

The functional currency of each subsidiary is its local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into euro from the functional currency at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Foreign currency translation gains and losses are recorded as a separate component of shareholders’ equity.

Realized and unrealized foreign currency transaction gains and losses are reflected in net income.

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Financial instruments

Wavecom operates internationally, giving rise to exposure to changes in foreign currency exchanges rates, the U.S. dollar in particular.

Wavecom uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollar. The Company complies with the Financial Accounting Standards Board issued Statement No 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended, SFAS 133 requires the recognition of all financial instruments including derivatives at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as an accounting hedge and the type of hedge transaction. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates.

Revenue recognition

The Company generally recognizes revenues from product sales composed of wireless standard modules, wireless modems and, to a lesser extent, from services related to technical support to customers.

Revenue from product sales is recognized at the time the products are shipped and the title has been passed.

Revenue from technical support and product development services and other service revenue is recognized when the service is performed, there is no material continuing performance obligation and collection is probable.

Deferred revenue and advances received from customers

Deferred revenue includes amounts invoiced to customers in accordance with the terms of technology development contracts, but deferred by the Company as the corresponding work has not yet been completed. Advances include cash received in advance of product shipments.

Shipping and handling costs

Shipping and handling costs incurred by the Company are reflected in cost of goods sold.

Research and development

Wavecom charges all research and development costs to expense as incurred.

Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses totaled €564,000 in the year ended 2004, decreasing from €6,699,000 in 2003, year of Wavecom’s first press campaign, started at the end of 2002 and finished during the first half of 2003. These expenses totalled €1,715,000 for the year ended December  31, 2002.

Net income (loss) per share

Net income (loss) per share amounts are computed using the weighted average number of shares outstanding.

In accordance with SFAS 128 Earnings per Share, basic and diluted earnings per share are presented. Basic earnings per share excludes the dilutive effects of options and warrants, and reflects only the actual ordinary shares outstanding. The effect of options and warrants outstanding in 2003 and 2004 have been excluded from the calculation of diluted earnings per share as Wavecom reported a net loss in the year ended December 31, 2003 and 2004, and their effect is anti-dilutive. In 2002, diluted earnings per share includes the effects of dilutive options and warrants as if they had been exercised.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and derivatives.

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Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in five major banks and financial institutes in Paris and three major banks in Hong Kong.

At the end of 2003, Wavecom decided to consolidate all production with one sub-contractor located in China. Most of the transfer was effective during 2004. During the year 2004, Wavecom temporarily kept a portion of its production with the same sub-contractor also based in Romania. Wavecom believes that alternate sub-contractors can be identified if the current manufacturer in China is unable to meet Wavecom’s requirements.

Wavecom sells its products to customers in a variety of industries principally in Europe, Asia/Pacific, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands):

Year ended December 31,	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance

2002	€328	€119	€204	€243
2003	243	1,623	—	1,866
2004	1,865	1,412	44	3,233

The allowance for doubtful accounts at December 31, 2003 was related primarily to two European distributors, who were replaced during 2003 as Wavecom expanded it distribution network in the region. Wavecom is in litigation with one of these distributors in an attempt to recover a total of €700,000 owed to Wavecom. During fiscal year 2004 Wavecom recorded a provision mainly for the following two items: 1) accounts receivable of €685,000 from an Asian customer who entered into bankruptcy proceedings during the third quarter of 2004 and 2) $485,000 for accounts receivable in Wavecom, Inc due for more than 6 months for which recovery is considered as not probable.

For the years ended December 31, 2002, 2003 and 2004, certain customers represented revenues in excess of 10% of Wavecom’s total consolidated revenues. The amounts of annual revenues, and corresponding outstanding accounts receivable at December 31, from these customers were as follows (in thousands):

	2002		2003		2004

	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable

Customer A	€14,024	€1,732	€21,840	€5,030	€18,578	€3,250
Customer B	13,790	3,309	33,284	9,353	16,298	4,078
Customer C	368,402	56,633	53,505	4,618	16,083	1,264
Customer D	12,249	3,925	50,493	5,711	3,737	—
Customer E	42,047	594	5,674	—	—	—

Sales to customers by geographic region are summarized as follows (in thousands):

	Years ended December 31,

	2002	2003	2004

China	€396,030	€159,339	€51,060
South Korea	47,835	17,069	3,497
Rest of Asia	8,294	14,712	22,731
France	9,401	9,226	19,157
Rest of Europe	51,613	57,667	44,408
Americas	25,082	7,604	6,324
Rest of world	12,834	10,011	4,377

	€551,089	€275,628	€151,554

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

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Substantially most of the Company’s long-lived assets are located in France and at our contract manufacturer’s production facilities.

Cash and cash equivalents

Wavecom considers all highly liquid investments with insignificant interest risk, and purchased with an original maturity of three months or less, to be cash equivalents. At December 31, 2002, 2003 and 2004, Wavecom had amounts of €92,826,000, €101,441,000 and €47,628,000 respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates.

Short-term investments

As of December 31, 2002, the Company held deposit certificates of €15,112,000. These investments were classified as available-for-sale and were carried at amortized cost which approximated market value at December 31, 2002. These certificates matured during 2003.

Inventory

Inventories are valued at the lower of cost or market.

Value added tax recoverable

Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis. As of December 2002, 2003 and 2004, the Company had value added tax credits, immediately recoverable, of €2,350,000, €750,000 and €355,000, respectively.

Other intangible and tangible assets, net

Other intangible and tangible assets are stated at cost less accumulated amortization and depreciation. Leases are capitalized in accordance with Financial Accounting Standards Board Statement No 13 Accounting for leases (SFAS 13). Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Laboratory equipment	2-5 years
Computer equipment and purchased software	1-4 years
Furniture and office equipment	3-5 years
Leasehold improvements	10 years, or lease term if less

Amortization of capitalized leased equipment is included in depreciation expense.

Wavecom reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that a long-lived asset, or group of assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted net cash flow over the remaining life of the long-lived assets, or group of assets in measuring whether the carrying value is recoverable. If an asset, or group of assets are not recoverable, an impairment loss would be measured by reducing the carrying value to fair value, based on a discounted cash flow analysis.

Goodwill

Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. In accordance with Financial Accounting Standards Board statement No 142, Goodwill and Other Intangible Assets (SFAS 142), the Company ceased amortizing goodwill on a straight-line basis as of January 1, 2002. Goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise. During 2002, the Company performed the first of the required impairment tests of goodwill, as well as the annual test in the fourth quarter, which resulted in a finding that no impairment to goodwill existed.

Long-term investments

In October 2000, the Company purchased convertible preferred shares representing less than 1% of the capital of Cambridge Silicon Radio (C.S.R.), a British company, for €1,197,000. The cost method is used to account for this investment because the Company does not have the ability to exercise significant influence over the investee’s operating and financial policies. During 2001 the Company recorded a provision for €716,000 to reflect the estimated decline in value of the investment. The estimated loss was determined based on a valuation used in prior capital contributions for C.S.R. No additional impairment charges were considered necessary during the years ended December 31, 2002 and 2003. These shares were sold during the year 2004 and resulted in a capital gain amounting to €1,166,000.

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Bank guarantees of €2,868,000 and €13,110,000 were issued in December 2000 and in July 2002 in favour of the owners of leased office space, in order to secure annual lease payments. Following the anticipated exit of the old lease and with the release of two floors of current offices, the first guarantee was entirely cancelled and the second was reduced. These guarantees were secured by pledge of certificates of deposit and mutual funds. These investments have been classified as long-term assets in the consolidated balance sheet and amounted to €13,671,000, €16,021,000 and €9,017,000 at December 31, 2002, 2003 and 2004, respectively.

Other assets

Other assets primarily include security deposits for leased properties.

Accrued royalties

Wavecom’s products are designed to conform to certain wireless industry standards. Certain essential technologies are patented by third-parties and Wavecom uses these essential technologies. Some of the patents Wavecom uses are under licensing agreements for which Wavecom pays royalties. Other technologies Wavecom uses are not with license rights. Wavecom has concluded licensing agreements with eight patent holders for technologies deemed to be essential for Wavecom’s products. Two contracts were signed in 2004 and Wavecom is in the process of negotiating with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products and, as such, may request royalty payments for the use of such technology. The Company accrues the estimated cost of royalties, which may be due to other patent holders in connection with their technologies based on a percentage of consolidated product revenues, derived from past experience. The ultimate royalty paid by the Company may differ from the amounts accrued.

Royalty costs are recorded as cost of goods sold in the Company’s Statement of Operations.

Warranty accrual

The Company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the product is shipped and title passes. The provision is calculated based on a statistical rate which is continually revised for specific warranty issues and actual experience.

Factors that affect Wavecom’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Fair value of financial instruments

At December 31, 2002, 2003 and 2004, the carrying values of current financial instruments such as cash equivalents, accounts receivable, accounts payable, other receivables and accrued liabilities approximated their market values, based on the short-term maturities of these instruments. There was no long-term debt at December 31, 2002, 2003 or 2004.

Other long term liabilities

As of December 31, 2003 and 2004, other long term liabilities include a lease incentive payment received from one office landlord which is being amortized over the lease term.

Income taxes

In accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Tax, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial reported amount and the related tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Employee stock options and warrants

Wavecom accounts for stock options and warrants granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees. Under APB 25, no compensation expense is recognized for stock options and warrants issued to employees with an exercise price equal to the fair value of the underlying shares at the measurement date which is generally the grant date. Options and warrants issued with an exercise price less than the fair value result in deferred compensation which is amortized to expense over the related vesting period.

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Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair-value-based method of accounting for employee stock options and similar equity instruments. Companies that elect to continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net income and net income per share as if the fair-value-based method proposed by SFAS 123 had been adopted. The table below illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No.  123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

The fair value for these options and founders’ warrants was estimated at the date of grant using a option pricing model with the following assumptions for the years ended December 31, 2002, 2003 and 2004: risk-free interest rates of 4.00% for 2002, 3.00% for 2003 and 3.56% for 2004, no expected dividends, volatility factors of 0.74 for 2002, 0.97 for 2003 and 0.69 for 2004, and a weighted average expected life of the options and founders’ warrants of 5 years.

	Years ended December 31

	2002	2003	2004

	(In thousands, except per share data)
Net income (loss), as reported	€42,087	€(31,141)	€(78,757)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	2,200	756	350
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(32,183)	(14,677)	(7,540)

Pro forma net income (loss)	€12,104	€(45,062)	€(85,947)

Earnings per share:
Basic – as reported	€2.82	€(2.06)	€(5.14)
Basic – pro forma	€0.81	€(2.98)	€(5.61)
Diluted – as reported	€2.74	€(2.06)	€5.14)
Diluted – pro forma	€0.79	€(2.98)	€(5.61)

Accumulated other comprehensive income (loss)

Wavecom reports comprehensive income and its components in accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income.

Accumulated other comprehensive income (loss) consists of (i) foreign currency translation adjustments for €(1,283,000), €(2,383,000) and €(316,000) at December 31, 2004, 2003 and 2002, respectively and (ii) unrealized gains and losses on cash flow hedges under SFAS 133 for €(150,000) and €4,135,000 at December 31, 2004 and 2003, respectively.

Segment reporting

Following the reorganisation of the Company in 2004 based on the creation of directions by geographical markets, the Company has determined that the risks and the profitability are predominantly driven by the geographic areas. In addition, the Company’s Chief Executive Officer is now using such segment reporting to allocate resources.

This new structure included the establishment of management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). The regions are supported from a product standpoint by marketing, research and development, operations (manufacturing), strategy and planning departments. From an administrative standpoint, the Company is supported by finance, human resources and quality departments.

Each of these regions has responsibility for developing customer relations, for supporting the customer on the technical subjects, for applying locally the marketing strategy and for preparing sales forecasts.

Support functions are mainly based in the Headquarters in France but some people are located in the APAC and Americas regions, in particular in the finance, Information Technology, Human resources areas and a part of Research and Development teams. Management tools have been implemented to follow the performance and costs of the regions and of the support functions.

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The related financial information is described in Note 17.

Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No.  123 (revised 2004), Share-Based Payment (“SFAS 123R”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends FASB Statement No. 95, Statement of Cash Flows (“SFAS 95”). Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123R must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. Wavecom expects to adopt SFAS 123R on July 1, 2005.

SFAS 123R permits public companies to adopt its requirements using one of two methods:

1.      A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

2.      A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS 123R using the modified-prospective method.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had Wavecom adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in the current note to these consolidated financial statements.

2.	Acquisitions

On May 13, 2004, and pursuant to a memorandum of understanding made in the fourth quarter 2003, Wavecom purchased the remaining 38.12% minority interest in its subsidiary Arguin Communication Inc., which is mainly involved in the handset business. The purchase price paid was $2,161,329 (€1,768,000). As a result of the Company’s planned restructuring (see note 11) which included the closure of its PCD business, the Company impaired the acquired assets associated with this acquisition.

3.	Inventory

Components of inventory are:

	December 31,

	2002	2003	2004

	(in thousands)
Purchased components and raw materials	€—	€—	€324
Finished goods	11,844	11,830	5,164
Components and finished goods held by contract manufacturers	18,361	21,979	10,921

	€30,205	€33,809	€16,409

Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by the contract manufacturer.

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4.	Other intangible and tangible assets, net

Other intangible and tangible assets, net include:

	December 31,

	2002	2003	2004

	(in thousands)
Laboratory and testing equipment	€29,309	€33,102	€31,891
Computer equipment and software	17,604	21,233	22,003
Furniture and office equipment	2,801	2,977	2,641
Leasehold improvements	4,998	5,217	3,684
Other	1,363	1,883	2,271

	56,075	64,412	62,491
Accumulated depreciation and amortization	(26,451)	(36,550)	(49,873)

	€29,624	€27,862	€12,617

Depreciation expense in the years ended December 2002, 2003 and 2004 totalled €13,365,000, €13,769,000 and €17,047,000, respectively.

Following the signature in 2002 of a lease for its new headquarters in France and the move in 2003 to this new building, the Company recorded an impairment charge of its leasehold improvements totalling €1,274,000 and €731,000 in 2002 and 2003, respectively. These impairment losses were recorded in general and administrative expenses.

In 2004, as a result of the Company’s restructuring plan (see note 11), the Company vacated certain office space in its new headquarters building in France, which resulted in an impairment of leasehold improvement of €1,459,000 and office furniture and equipment of €256,000. These impairments totalling €1,715,000 were included in restructuring costs in the statement of operations.

Furthermore, as a result of the Company’s restructuring plan, additional impairments of assets were recorded in 2004 totalling €2,545,000. This consisted of €2,252,000 relating to assets used in the Company’s research and development activities for its silicon semi-conductor development program, which was abandoned in the restructuring plan. The 2004 impairment also included €293,000 related to other tangible assets. All of these impairment costs were included in restructuring costs in the statement of operations in 2004.

Wavecom also recorded an impairment charge of €646,000, €1,060,000 and €1,085,000 in 2002, 2003 and 2004, respectively, related to certain production equipment used for making products whose production will be shut down earlier than initially planned. The impairment charge was based on the expected future cash flows to be generated from these assets and the related residual values on disposal and was recorded in cost of goods sold in the statement of operations for the respective periods.

The cost of equipment purchased under capital leases included in intangible and tangible assets at December 31, 2002, 2003 and 2004 totalled €4,937,000, €6,325,000 and €6,714,000, respectively. Accumulated amortization of this equipment totalled €4,433,000, €5,079,000 and €5,972,000 at December 31, 2002, 2003 and 2004, respectively.

5.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include:

	December 31,

	2002	2003	2004

	(in € thousands)
Suppliers’ credit note accruals	—	€267	€1,387
Prepaid expenses	8,023	6,100	3,307
Tax recoverable	—	—	719
Financial instruments	—	4,646	—
Other current assets	1,312	429	68

Total prepaid expenses and other current assets	€9,335	€11,442	€5,481

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Credit notes from suppliers are accrued at the end of each period, based on amounts which have been negotiated and accepted by Wavecom’s contract manufacturers.

Prepaid expenses consist primarily of prepaid rent and other operating expenses. At December 31, 2002, the amount also included €2,009,000 in prepaid advertising expenses.

The following table presents the fair value of financial instruments at December 31, 2004:

	Notional Amount	Fair value

	(in $ thousands)	(in € thousands)
Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	$5,000	€34
Fair Value hedges of payables invoiced in U.S. dollars and to be paid within 2 months:
Forward and option contracts buying U.S. dollars against euros	5,500	(294)
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	4,000	(150)

Total	$4,500	€(410)

The net foreign currency exposure, presented in the table below, relates to Group transactions as of December 31, 2004. The assets and liabilities are the sum of all items denominated in foreign currencies within the Group converted into euros. The only significant amounts which have been hedged are those denominated in U.S. dollars.

	USD	Other Currencies

	(in € thousands)
Assets	€17,494	€1,312
Hedging of assets in foreign currencies (balance sheet)	3,671	—

Net assets after hedging	€13,823	€1,312

Liabilities	€6,623	€1,831
Hedging of liabilities in foreign currencies (balance sheet)	4,038	—

Net liabilities after hedging	€2,585	€1,831

The Company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions denominated in US dollars. The fair value of foreign currency related derivatives are included in the balance sheet in other assets and liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

During the year ended December 31, 2004, the Company recorded €(150,000) in other comprehensive income related to the effective portion of its cash flow hedges.

During the year ended December 31, 2004, the Company did not recognized any gain or loss related to the portion of the hedging instrument the Company excluded from its assessment of hedge effectiveness (€56,000 at December 31, 2003).

The financial instruments have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

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6.	Goodwill

Goodwill was €4,807,000 as of December 31, 2002, net of accumulated amortization of €274,000.

All goodwill is denominated in U.S. dollars and translated into euros at the exchange rate at each balance sheet date.

During the fourth quarter of 2003 the Company performed the required annual impairment test of goodwill, which resulted in a determination that impairment of goodwill existed related to the Iconn and Arguin acquisitions. This resulting charge of €4,244,000 is included in “impairment of intangible assets” in the Company’s statement of operations. The resulting impairment is primarily attributable to changes in the Company’s strategy and evolution of its target markets. This test consisted of a comparison of the fair value of the reporting unit with its carrying amount, including the goodwill. The fair value of the reporting unit was determined based on the income approach, which estimates the fair value based on the future discounted cash flows.

The changes in the carrying amount of goodwill from December 31, 2002 through December 31, 2003, are as follows (in thousands):

	December 31,

	2002	2003

Balance as of the beginning of the year	€5,716	€4,807
Add: Goodwill acquired during the year	—	—
Less: Impairment of goodwill	—	(4,244)
Impact of foreign currency fluctuations on goodwill	(909)	(563)

Balance as of the end of the year	€4,807	€—

7.	Capital lease obligations

The following table presents a summary of capital lease obligations as of:

	December 31,

	2002	2003	2004

	(in thousands)
Short-term:
Current portion of capital lease obligation	€214	€855	€466

Total short-term debt and current portion of long-term debt	€214	€855	€466

Long-term:
Long-term portion of capital lease obligation	€287	€425	€302

Total long-term debt, less current portion	€287	€425	€302

Leasing

Future minimum lease payments under capitalized lease obligations for the years ending December 31 are as follows (in thousands):

2005	€495
2006	241
2007	64
2008	8

Total minimum lease payments	808
Less amount representing interest	(40)

Present value of net minimum lease payments	768
Less current portion	466

Long-term portion	€302

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Interest

Interest paid during the years ended December 31, 2002, 2003 and 2004 totaled approximately €515,000, €668,000 and €436,000 respectively.

8.	Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

	December 31,

	2002	2003	2004

	(in thousands)
Accrued royalties	€29,214	€20,648	€14,831
Warranty accrual	3,810	3,780	2,014
Headcount restructuring cost accrual	—	—	8,132
Other accrued expenses	3,343	11,227	7,240

Total	€36,367	€35,655	€32,217

Royalties and warranty accruals’ changes for the years ended December 31, 2002 and 2003 were the following:

	Balance at December 31, 2001	Accruals made during the period	Cash Settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2002

Accrued royalties	€9,375	€20,636	€797	€—	€29,214
Warranty accrual	2,392	13,017	11,599	—	3,810

Total	€11,767	€33,653	€12,396	€—	€33,024

	Balance at December 31, 2002	Accruals made during the period	Settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2003

Accrued royalties	€29,214	€9,791	€9,281	€9,076	€20,648
Warranty accrual	3,810	6,678	6,708	—	3,780

Total	€33,024	€16,469	€15,989	€9,076	€24,428

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Changes of accrued royalties, warranty accrual and other accrued expenses during 2004 are as follows (in thousands):

	Balance at December 31, 2003	Accruals made during the period	Cash Settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2004

Accrued royalties	€20,648	€1,683	€7,500	€—	€14,831
Warranty accrual	3,780	3,300	5,066	—	2,014
Headcount restructuring cost accrual (Note 11)	—	15,350	7,218	—	8,132
Other accrued expenses	11,227	7,263	10,639	611	7,240

Total	€35,655	€27,596	€30,423	€611	€32,217

Settlements in accrued royalties during the year ended December 31, 2004 primarily included cash payments made related to patent holders with whom Wavecom concluded licensing agreement with during the year.

Headcount restructuring costs accruals are related to the three restructuring plans and include headcount reduction costs and associated charges, severance and outplacement package.

Other accrued expenses include :

–	A provision of €2,583,000 for a tax audit : In July 2004, Wavecom received a notification from the Tax authorities related to fiscal years 1999 to 2001. This provision mainly covers amounts claimed by the Tax authorities for business taxes for fiscal years 2001 and 2002. The tax authorities contested also a portion of Wavecom’s research and development tax credits for the years 1999 to 2001 for a total of €3.6 million. No provision was recorded for this later claim as of December 31, 2004 as Wavecom believes that the Company has solid arguments for defending of its position. The company requested in December 2004 the opinion of another expert appointed by the French ministry of industry (see Note 13).

–	A provision of €1,915,000 for claims with customers related to defective products and for costs incurred by Wavecom’s subcontractor mainly related to under utilization

–	A provision of €590,000 to cover third-party litigations (see Note 13).

–	A provision of €328,000 to cover French retirement obligations (accruals described in Note 13).

–	Taxes and other accrued expenses mainly related to business tax and social taxes for a total of €1,824,000.

9.	Shareholders’ equity

At December 31, 2004, 15,506,290 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 156,345 shares repurchased during 2003 and held in treasury, 15,349,945 shares are outstanding at December 31, 2004.

General

On February 12, 2003, Wavecom initiated a share buyback program covering a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. At December 31, 2003 and 2004, Wavecom held 156,345 shares pursuant to this program purchased for a total amount of €1,312,215.

Preemptive subscription rights

Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by Wavecom for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares.

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Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom’s by-laws. There were no distributable retained earnings at December 31, 2004. Dividend distributions by Wavecom, if any, will be made in euro.

Stock option and warrant plans

The shareholders of Wavecom authorized the board of directors to grant founders’ warrants to employees of the French parent company, stock options to employees of subsidiaries and warrants to members of the board of directors. Under the terms of the plans, the options and warrants give the right to purchase one share per option or warrant at an exercise price to be based on the stock market price of Wavecom shares on the grant date.

Options and founders’ warrants granted in 2002, 2003 and 2004 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 331/3% per year over 3 years. Options expire 10 years after the grant date. Founders’ warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders’ warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders’ warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders’ warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders’ warrants are identical to the stock options. Warrants granted to Board members expire after five years. Any unvested or unexercised options and founders’ warrants are cancelled upon termination of employment.

A summary of the founders’ warrants and warrants to Board members is as follows:

	Founders’ warrants to employees of the French parent company												Warrants to members of the board of directors

Shareholders’ meeting date	03/15/00		06/27/00		12/20/00	06/29/01	12/19/01	06/17/02		05/22/03			03/15/00	06/27/00	06/29/01	06/17/02	05/22/03	05/26/04	11/16/04
Total of warrants authorized	300,000		100,000		400,000	600,000	250,000	590,000		290,000			15,000	15,000	30,000	20,000	40,000	50,000	20,000
Board of directors date	03/30/00	06/27/00	06/27/00	07/24/00	12/20/00	06/29/01	12/19/01	07/09/02	03/25/03	05/22/03	08/27/03	03/23/04	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total of warrants granted	157,200	101,300	50,860	41,000	400,000	467,151	233,500	395,360	193,000	11,000	241,000	38,000	15,000	15,000	30,000	20,000	40,000	50,000	20,000
Exercice price	€139.52	€103.23	€103.23	€136.62	€69.86	€34.66	€41.09	€39.18	€8.07	€11.18	€11.40	€9.62	€150.72	€103.23	€34.66	€42.46	€11.18	€7.04	€5.68
Total of warrants exercised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total of warrants cancelled at December 31, 2004	82,400	55,500	28,720	13,500	195,138	172,530	88,000	147,065	35,000	—	84,000	—	—	—	—	—	—	—	—
Total of warrants cancelled during the year ended	43,900	26,000	17,170	—	93,990	115,870	58,000	116,790	31,500	—	74,000	—	—	—	—	—	—	—	—
Total of warrants granted and not exercised at December 31, 2004	74,800	45,800	22,140	27,500	204,862	294,621	145,500	248,295	158,000	11,000	157,000	38,000	15,000	15,000	30,000	20,000	40,000	50,000	20,000
Total of warrants exercisable at December 31, 2004	74,800	45,800	22,140	27,500	204,862	257,216	109,125	149,368	68,642	4,346	52,234	—	15,000	15,000	30,000	13,332	13,332	—	—
Expiration date(1)	03/14/05		06/26/05		12/19/05	06/28/06	12/18/06	06/16/07		05/21/08			03/14/05	06/26/05	06/28/06	06/16/07	05/21/08	05/25/08	11/15/08

(1)	Founders’ warrants not exercised at the expiration date will be converted into stock options

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A summary of the stock options is as follows:

	STOCK OPTIONS

Shareholders’ meeting date	09/21/98				02/25/99				03/15/00						06/27/00				12/20/00
Total of stock options authorized	650 000				600 000				300 000						100 000				800 000
Board of directors date	09/21/98				02/09/99			04/27/99	03/30/00			06/27/00			06/27/00		07/24/00		12/20/00			03/14/01
Total of stock options granted	495,000	(1)	50,000	(1)	530,800	(1)	37,500	1,500	157,200	(1)	5,700	101,300	(1)	24,710	50,860	(1)	41,000	(1)	400,000	(1)	90,590	61,000
Exercise price	€2.29		€4.57		€2.29		€4.57	€4.57	€139.52		€139.52	€103.23		€103.23	€103.23		€136.62		€69.86		€69.86	€26.68
Total of stock options exercised	2,388		50,000		5,497		36,000	—	—		—											4,684
Total of stock options cancelled at December 31, 2004(2)	492,612		—		509,983		1,500	—	82,400		1,200	55,500		18,360	28,720		13,500		195,138		67,440	55,000
Total of stock options granted and not exercised at December 31, 2004	—		—		15,320		—	1,500	74,800		4,500	45,800		6,350	22,140		27,500		204,862		23,150	6,000
Total of stock options exercisable at December 31, 2004	—		—		15,320		—	1,500	—		4,500	—		6,350	—		—		—		23,150	5,740
Expiration date (1)	09/20/08				02/24/09				03/14/10						06/26/10				12/19/10

	STOCK OPTIONS

Shareholders’ meeting date	06/29/01			12/19/01			06/17/02						05/22/03
Total of stock options authorized	1 200 000			450 000			840 000						440 000
Board of directors date	06/29/01			12/19/01			07/09/02			03/25/03			05/22/03			08/27/03			03/23/04			08/18/04
Total of stock options granted	467,151	(1)	97,395	233,500	(1)	193,500	395,360	(1)	174,095	193,000	(1)	155,200	11,000	(1)	10,500	241,000	(1)	99,000	38,000	(1)	3,000	147,300
Exercise price	€34.66		€34.66	€41.09		€41.09	€39.18		€39.18	€8.07		€8.07	€11.18		€11.18	€11.40		€11.40	€9.62		€9.62	€3.29
Total of stock options exercised			—			—			—			—			—			—			—	—
Total of stock options cancelled at December 31, 2004(2)	172,530		63,070	88,000		113,500	147,065		121,095	35,000		76,500	—		8,500	84,000		53,000	—		3,000	—
Total of stock options granted and not exercised at December 31, 2004	294,621		34,325	145,500		80,000	248,295		53,000	158,000		78,700	11,000		2,000	157,000		46,000	38,000		—	147,300
Total of stock options exercisable at December 31, 2004	—		30,008	—		60,000	—		31,953	—		34,309	—		780	—		15,304	—		—	—
Expiration date (1)	06/28/11			12/18/11			06/16/12						05/21/13

(1)	Options which will become exercisable after 5 years to the extent which the related founders’ warrants expire unexercisable
(2)	Stock options cancelled, to be granted by future board of directors

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In connection with the issuance of the founders’ warrants and options granted in September 1998 and February 1999, Wavecom recorded deferred compensation of €2,022,000 and €5,344,000, respectively. Deferred compensation was amortized on a straight line basis over the four-year vesting periods of the warrants and options. For the years ended December 31, 2002 and 2003 Wavecom recorded compensation expense of €1,587,000 and €205,000 respectively, resulting from amortization of deferred compensation.

A summary of the activity in the warrants and stock options is as follows:

	Number of shares	Weighted average exercise price per share €	Price range €

Balance at December 31, 2001	2,574,093	45.27	2.29 –	150.72
Granted	589,455	39.29	39.18 –	42.46
Exercised	(297,276)	3.54	2.29 –	26.68
Cancelled	(87,176)	49.77	4.57 –	139.52

Balance at December 31, 2002	2,779,096	48.32	2.29 –	150.72
Granted	749,700	9.84	8.07 –	11.40
Exercised	(234,899)	3.37	2.29 –	4.57
Cancelled	(429,368)	49.67	8.07 –	139.52

Balance at December 31, 2003	2,864,529	41.73	2.29 –	150.72
Granted	258,300	5.21	3.29 –	9.62
Exercised	(163,501)	4.54	2.29 –	4.57
Cancelled	(843,665)	44.08	8.07 –	139.52

Balance at December 31, 2004	2,115,663	39.21	4.5 –	150.72

Cancellations related to the year ended December 31, 2004 were mainly due to the headcount reductions following the restructuring plans.

At December 31, 2003, 1,331,611, founders’ warrants, stock options and warrants were exercisable (1,371,650 and 1,146,564 at December 31, 2003 and 2002, respectively).

The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2004 was approximately 7 years.

The weighted-average fair value of options and warrants granted during 2002, 2003 and 2004 was as follows:

	2002	2003	2004

Options whose price equaled market price of the underlying shares on the grant date	—	—	€2.84
Options whose price was less than the market price of the underlying shares on the grant date	—	€5.38	—
Options whose price was greater than the market price of the underlying shares on the grant date	€31.48	€8.30	€2.48

10.	Impairment of intangible assets

Impairment of goodwill is described in note 6 (amounted to €4,244,000 and €1,768,000 for the years 2003 and 2004, respectively).

11.	Restructuring costs

Three restructuring plans were announced over an approximate twelve-month period. The first was announced in late 2003 and two subsequent plans were announced in 2004.

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Early 2004, Wavecom put a new organization structure in place in order to position the Company to take advantage of market changes. The key pillars of Wavecom’s new structure were the establishment of two business units, one dedicated to PCD applications and the other to vertical market applications. Wavecom also announced a second restructuring plan aimed at significantly reducing our operating expenses primarily through headcount reductions.

Under Ron Black’s direction, the new CEO, Wavecom announced in September 2004 plans to further restructure the organization as it focuses on accelerating growth in its vertical markets business. This third restructuring plan included the exit from the handset market, as well as the termination of semiconductor development. The Company’s new structure, which has been put in place, has resulted in significant additional headcount reductions, primarily from the closure of the Personal Communication Devices (PCD) business unit and the semiconductor design group, as well as reductions of support functions in Asia and France.

Restructuring costs include:

Year ended December 31, 2004

(in € thousands)
Headcount related costs (Note 8)	15,350
Expenses related to exit of silicon semi-conductor or development program (mainly future licence rentals)	1,151
Impairment of assets dedicated to silicon semi-conductor development program (Note 4)	2,252
Impairment of other tangible assets (Note 4)	293
Impairment of leasehold improvements and office furniture and equipment (Note 4)	1,715
Other costs related to exit of two office floors	1,486

Total restructuring costs	€22,247

Headcount related costs are split by departments as follows: research and develpment (€6,422,000), sales and marketing (€997,000), and general and administration (€7,911,000).

12.	Income taxes

Income tax expense comprises:

	Years ended December 31,

	2002	2003	2004

	(in thousands)
Current tax expense (benefit)	€18,487	€(10,011)	€(1,046)
Deferred tax expense (benefit)	(11,931)	10,872	1,059

Total	€6,556	€861	€13

Taxes paid totaled approximately €462,000, €21,296,000 (including €7,670,000 in estimated income tax payments for 2003 which were reimbursed in 2004) and €146.000 in the years ended December 31, 2002, 2003 and 2004, respectively.

The current tax expense in 2002 is the net of research tax credit (€449,000), French current tax expense (€15,790,000) and income tax expense of Wavecom’s Asian (€3,139,000) and Wavecom’s German (€7,000) subsidiaries.

The current tax benefit in 2003 is the net of research tax credit (€1,355,000), French current tax expense (€21,000), tax loss carrybacks (€8,558,000) and income tax benefit of Wavecom’s Asian subsidiary (€119,000). Research tax credit and tax loss carrybacks are recorded as recoverable taxes to the balance sheet.

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The current tax expense in 2004 is the net of research tax credit (€132,000), French current tax expense (€43,000), tax loss carrybacks (€1,059,000) and income tax expense of Wavecom’s Asian (€103,000) subsidiary.

A reconciliation of income taxes computed at the French statutory rate (35.4% in 2002, 33.33% in 2003 and 35.43% in 2004) to the income tax expense (benefit) is as follows:

	Years ended December 31,

	2002	2003	2004

	(in thousands)
Income tax expense computed at the French statutory rate	€17,220	€(10,092)	€(27,899)
Research tax credit	(449)	(1,355)	(132)
Impact of valuation allowance on deferred tax assets	(7,736)	12,127	27,291
Other individually immaterial permanent differences	45	(56)	629
Non deductible deferred compensation amortization	779	252	—
Impact of differences in foreign income tax rates	(3,320)	—	—
Other	17	(15)	124

Total income tax expense (benefit)	€6,556	€861	€13

Significant components of Wavecom’s deferred tax assets and liabilities consist of the following:

	December 31,

	2002	2003	2004

	(in thousands)
Deferred tax assets: Royalty accruals not currently deductible	€7,311	€4,371	€2,374
Other provisions and accruals not currently deductible	4,620	7,500	10,187
Capitalized leases	—	—	—
Net operating loss carryforwards	1,291	4,019	7,456

	13,222	15,890	20,017
Valuation allowance	(1,292)	(6,273)	(10,400)

Net deferred tax asset (liability)	€11,930	€9,617	€9,617

Wavecom recorded a valuation allowance against deferred tax assets in 2001 which was reversed in 2002 due to the use of all previous net operating losses in the company’s primary tax jurisdictions, 2002 taxable income, and because the company believed it was more likely than not that the deferred taxes were recoverable. At December 31, 2003, a deferred tax of €11,871,000 was recognized for the French parent company.

During the process of closing its financial statements for the year ended December 31, 2004, the Company identified an error in the application of its 2003 tax loss carryback to the 2002 French tax return declaration. After the correction of this error, the 2003 tax loss carryback to 2002 was limited by the amount of research and development tax credits actually applied to the Company’s 2002 French income tax due. As it was unlikely that the Company would realize deferred tax assets resulting from its 2003 income tax losses in excess of the amount carried back to 2002, it was required to record a full valuation allowance on any remaining deferred tax assets resulting from unused net operating tax losses. Accordingly, the Company has restated the valuation allowance on its deferred tax assets for fiscal year 2003 to €6,273,000 (€1,012,000 as previously recorded) reflecting an increase of €5,261,000.

After the option to carry back €28,850,000 of 2004 tax losses, a deferred tax asset of €9,617,000 was recorded at December 31, 2004. Wavecom S.A. (France) had total loss carryforwards of €67,417,000 at December 31, 2004 with no expiration date. Net operating loss carryforwards in the United States totaled approximately €9,608,000 at December 31, 2004 (€8,476,000 in 2003 and €3,647,000 in 2002) and will expire from 2013 to 2019 if not utilized. Net operating loss carryforwards in Asia Pacific totaled approximately €12,760,000 at December 31, 2004 (€3,581,000 at December 31, 2003) with no expiry date. The related deferred tax asset of €7,456,000 was recognized in 2004 (€4,019,000 in 2003 and €1,291,000 in 2002), and was fully provided for in the valuation allowance.

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13.	Commitments and contingencies

Contingencies

Wavecom is currently involved in several legal proceedings. We believe that these legal proceedings should not have a significant impact on our financial position or results of operations.

The two main legal proceedings as of December 31, 2003 continued in 2004, but were not resolved. The first legal proceeding concerns a lawsuit filed in Paris by Wavecom against the company Sagem based on trademark infringement and unfair competition. Sagem has filed a counter claim based on alleged acts of defamation. The second legal proceeding was initiated by Wavecom against the company Novatec seeking to nullify their French and European patents. Novatec has filed a counter claim based on alleged infringement of the same patents.

In addition, the French tax authorities have proposed revising research tax credits («Credit Impôt Recherche») granted to Wavecom for the years 1999, 2000 and 2001, for a total amount of €3.6 million. This amount has not been provisioned at December 31, 2004, as Management believes that the Company has strong arguments to oppose this revision. Wavecom filed for a counter examination by the Ministry of Industry in December 2004.

Bank guarantees

At December 31, 2003, Wavecom had two bank guarantees (€2,868,000 issued in 2000 and €13,110,000 issued in 2002) in favor of the owners of leased office space, in order to secure annual lease payments. Following the early exit of an old lease and of two floors of current offices, the first guarantee was entirely cancelled and the second was reduced at the end of 2004.These guaranties were secured by the pledge of certificates of deposit and mutual funds. The total value of investments blocked to cover the bank guarantees was €13,671,000, €16,021,000 and €9,016,000 at December 31, 2002, 2003 and 2004, respectively.

Operating leases

Wavecom leases its facilities under operating leases that expire through July 2011. In 2004, Wavecom exit 3 operating leases earlier than the initial terms relating mainly to offices which were vacated en 2003. These leases were contracted to expire as of March 2008, May, 2008 and February 2009, respectively. In addition, Wavecom vacated two floors in the current headquarters building whose leases initially expired in July 2011. Future minimum lease payments under operating leases which were not terminated at December 31, 2004, due for the years ending December 31, are as follows (in thousands):

2005	€4,522
2006	4,057
2007	3,974
2008	3,974
2009	3,974
Thereafter	6,127

Total	€26,628

Rental expense for the years ended December 31, 2002, 2003, and 2004, was approximately €8,350,000, €11,238,000 and €16,376,000, respectively.

Retirement accrual

Wavecom contributes to pensions for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Wavecom’s obligation, for the years ended December 31, 2002, 2003 and 2004, amounted to €247,000,€247,000 and €328,000, respectively, and is calculated as the present value of estimated future benefits to be paid.

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The main assumptions used in the calculation are the following:

•	Rate of discount: 4.50% (5.5% in 2003)

•	Salary increase: 2.5% (3% in 2003)

•	Retirement age: management: 65 years, other: 60 years (62 years in 2003 for others)

•	Weighted average turnover: 5.67% (1.43% in 2003)

There are no retirement plans in Hong Kong, Germany, Great Britain, South Korea and the United States.

Other commitments

At December 31, 2004, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the first half of 2005. These purchase commitments totalled €12,081,000.

14.	Employees

Information related to Wavecom’s employees is as follows:

	December 31,

	2002	2003	2004

	(in thousands, except for employee data)
Salaries	€33,983	€41,300	€40,075
Benefits	€12,353	€13,730	€13,301
Employees (excluding subcontractors) at year end (unaudited)	666	692	458

15.	Compensation of executive officers

Wavecom paid €2,277,000, €2,359,000 and €2,202,000 in compensation to executive officers for the years ended December 31, 2002, 2003 and 2004, respectively. The Group did not contract any retirement commitment to the profit of executive officers.

16.	Related party transactions

In December 2000, Wavecom entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, is a major shareholder and member of the board of directors. The agreement calls for Mr. Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, up to a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year ended December 31, 2004, Delphis invoiced €7,275 (€20,031 in 2003 and €26,157 in 2002).

17.	Segments

Sales and related balance sheet items (account receivables) are allocated to regions (EMEA, APAC and Americas) based on the client’s address. Cost of goods sold and related balance sheet items (inventory, fixed assets, account payable, warranty and royalty accruals) are calculated based on the actual cost of products sold in each region.

The allocation of the operating expenses and related balance sheet items is performed as follows:

–	some functions has been defined as being corporate functions and therefore their costs have not been allocated to regions, these functions are including corporate management, quality departments, strategic marketing and long term research and development projects,

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–	local marketing and sales costs are allocated to the regions based on the location of the headcount,

–	other operating costs, including mainly maintenance and validation part of Research and Development, general and administrative costs, are allocated to the regions based on their respective contribution to the sales performance,

–	restructuring costs are not allocated to the regions and remain at corporate level.

The table below sets forth revenues, operating losses and other financial information for each of our segments for the year ended December 31, 2004.

Because of Management’s decision exit from the telephone handset market and exclusive focus on the vertical markets, announced in September 2004, the geographic and product bases of revenues and operating income have changed dramatically over the past three years. In the past, Wavecom had been organized by functional lines (sales, marketing, R&D, finance, human resources, strategy and operations) and internal decision-making was based on results and forecasts for the Company as a whole. In the past at the geographic region level Wavecom only tracked revenues while profitability was determined only, at the consolidated level. Furthermore, Management has determined it would be impractical to compile the missing segment data needed for periods prior to 2004 and as such, the Company has only presented the data which is available for those periods.

Fiscal year 2004	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

	(amounts in €000s)
Revenues	€74,817	€6,574	€70,164	€—	€151,554
Operating loss	(8,676)	(1,526)	(13,020)	(57,654)	(80,876)
Long-lived assets	6,977	635	4,794	16,009	28,415
Interest income	—	—	26	2,051	2,077
Interest expense	—	—	(75)	(458)	(533)
Capital expenditures	1,153	80	859	462	2,554

Fiscal year 2003	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

	(amounts in €000s)
Revenues	€76,904	€7,604	€191,120	€—	€275,628
Interest income	—	26	71	3,251	3,348
Interest expense	—	—	(166)	(415)	(581)

Fiscal year 2002	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

	(amounts in €000s)
Revenues	€72,774	€25,082	€453,233	€—	€551,089
Interest income	—	2	75	3,609	3,686
Interest expense	—	—	(125)	(402)	(527)

18.	Subsequent events (unaudited)

On January 19, 2005, the board of directors granted 302,700 founders’ warrants to Ronald D. Black. The exercise price of this plan was €5.39.

In February 1, 2005, Wavecom vacated another floor in the headquarters building. The original lease was set to expire in July 2011. The expected expenses related to this early exit is amounted to €1,253,000.

On March 15, 2005, the board of directors granted 154,500 founders’ warrants to employees to the French parent company and 49,000 stock options to employees of Wavecom’s subsidiaries. The exercise price of these plans was €4.19.